[redacted]

08005898

RECEIVED

2008 NOV 17 A 11:26

DAVIS | LEGAL ADVISORS SINCE 1892
LLP

FROM THE OFFICE OF	Joy Syho
DIRECT LINE	604.443.2643
DIRECT FAX	604.605.4879
E-MAIL	jsyho@davis.ca

FILE NUMBER	50277-00001

November 3, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

PROCESSED
NOV 19 2008
THOMSON REUTERS

Davis:4014441.1

Exemption No. 82-1209

November 3, 2008

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis for the 9 months ended August 31, 2008
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	For the period ended August 31, 2008
(f)	News Releases	October 7, 2008
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A

Document Name or Information			Documents Filed
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed		N/A
(p)	Notice of Change of Status Report		N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus		N/A
(s)	Amendment to Prospectus		N/A
(t)	Takeover Bid Circular		N/A
(u)	Notice of Change or Variation to Takeover Bid Circular		N/A
(v)	Issuer Bid Circular		N/A

Document Name or Information		Documents Filed
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis for the 9 months ended August 31, 2008
(e)	News Releases	October 7, 2008
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

Document Name or Information			Documents Filed
(m)	Issuer Bid Circular		N/A
(n)	Notice of Change or Variation to Issuer Bid Circular		N/A
(o)	Initial Acquisition Report		N/A
(p)	Subsequent Acquisition Reports		N/A
(q)	Notice of Intention to Sell by a Control Person		N/A
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

---

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion	N/A

Document Name or Information		Documents Filed
	and Analysis)	
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended August 31, 2008.

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

	August 31, 2008	November 30, 2007 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 1,199,944	$ 745,148
Amounts receivable	376,469	215,465
Prepaid expenses	518,405	13,038
	2,094,818	973,651
Unproven mineral interests (Note 2)	18,863,393	15,428,331
Property, plant and equipment	441,016	450,349
	$ 21,399,227	$ 16,852,331
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 1,061,139	$ 234,153
Current portion of mortgage loan	-	10,705
	1,061,139	244,858
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	35,211,782	31,689,095
Contributed surplus (Note 5)	3,822,514	3,125,977
Deficit	(18,696,208)	(18,207,599)
	20,338,088	16,607,473
	$ 21,399,227	$ 16,852,331

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
(Unaudited)

	For the three months ended August 31, 2008	For the three months ended August 31, 2007	For the nine months ended August 31, 2008	For the nine months ended August 31, 2007
Expenses				
Amortization	$ 657	$ 1,127	$ 1,974	$ 2,453
Consulting fees	41,347	103,992	214,709	210,355
Corporate relations	2,500	14,200	7,877	53,144
General exploration costs	62,248	38,394	153,038	135,688
Legal and audit	2,302	80,209	32,616	210,877
Licences, taxes, insurance and fees	2,193	7,513	18,171	21,169
Office services and expenses	48,104	52,477	158,688	137,554
Shareholders' meetings and reports	14,176	122,576	32,492	130,365
Stock-based compensation	5,208	1,504,411	703,037	2,054,315
Travel	1,372	13,855	4,820	19,541
Operating loss	(180,107)	(1,938,754)	(1,327,422)	(2,975,461)
Other income (loss)				
Foreign exchange loss	700	(382)	46	(1,584)
Interest income	8,440	15,893	61,867	30,777
Other tax expense (Note 6)	(10,000)	-	(65,000)	(1,534)
Write off of property, plant and equipment	-	-	(3,828)	-
Write off of unproven mineral interests	-	-	(558,417)	-
	(860)	15,511	(565,332)	27,659
Net loss before taxes	(180,967)	(1,923,243)	(1,892,754)	(2,947,802)
Future income tax recovery	540,782	-	1,404,145	66,351
Net income (loss) for the period	359,815	(1,923,243)	(488,609)	(2,881,451)
Deficit, beginning of period	(19,056,023)	(15,910,083)	(18,207,599)	(14,951,875)
Deficit, end of period	(18,696,208)	(17,833,326)	(18,696,208)	(17,833,326)
Income (loss) per share - basic and diluted	$ 0.003	$ (0.016)	$ (0.004)	$ (0.026)
Weighted average number of common shares outstanding - basic and diluted	140,670,449	119,166,655	138,573,601	111,547,631

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	August 31, 2008	August 31, 2007
Cash flows used in operating activities		
Income (loss) for the period	$ 359,815	$ (1,923,243)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	25,062	25,655
- future income tax recovery	(540,782)	-
- stock-based compensation	5,208	1,504,411
	(150,697)	(393,177)
Change in non-cash working capital items:		
- amounts receivable	(56,722)	(68,787)
- prepaid expenses	164,202	6,065
- accounts payable and accrued liabilities	1,548,880	543,896
	1,505,663	87,997
Cash flows from financing activities		
Shares issued for cash	575,000	521,767
Shares issued for cash – flow-through shares	515,000	-
Share issuance costs	(20,861)	(4,321)
Principal reduction of mortgage loan	(2,239)	(4,345)
	1,066,900	513,101
Cash flows used in investing activities		
Acquisition of unproven mineral interests	-	(36,794)
Additions to deferred exploration costs	(2,768,209)	(1,038,567)
Purchase of property, plant and equipment	(36,094)	(114,802)
	(2,804,303)	(1,190,163)
Decrease in cash and cash equivalents	(231,740)	(589,065)
Cash and cash equivalents, beginning of period	1,431,684	1,776,626
Cash and cash equivalents, end of period	$ 1,199,944	$ 1,187,561

See Note 10 – Supplementary Cash Flow Information.

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the nine months ended
(Unaudited)

	August 31, 2008	August 31, 2007
Cash flows used in operating activities		
Loss for the period	$ (488,609)	$ (2,881,451)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	53,722	42,942
- future income tax recovery	(1,404,145)	(66,351)
- stock-based compensation	703,037	2,054,315
- write off of property, plant and equipment	3,828	-
- write off of unproven mineral interests and deferred exploration costs	558,417	-
	(573,750)	(850,545)
Change in non-cash working capital items:		
- amounts receivable	(161,004)	(115,773)
- prepaid expenses	(505,367)	20,995
- accounts payable and accrued liabilities	1,676,831	(1,027,742)
	436,710	(1,973,065)
Cash flows from financing activities		
Shares issued for cash	655,250	3,941,883
Shares issued for cash – flow-through shares	4,529,500	189,680
Share issuance costs	(309,418)	(122,423)
Principal reduction of mortgage loan	(10,705)	(12,296)
	4,864,627	3,996,844
Cash flows used in investing activities		
Acquisition of unproven mineral interests	(66,429)	(203,888)
Additions to deferred exploration costs	(4,731,895)	(638,537)
Purchase of property, plant and equipment	(48,217)	(159,469)
	(4,846,541)	(1,001,894)
Increase in cash and cash equivalents	454,796	1,021,885
Cash and cash equivalents, beginning of period	745,148	165,676
Cash and cash equivalents, end of period	$ 1,199,944	$ 1,187,561

See Note 10 – Supplementary Cash Flow Information.

Please see the notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2007.

1. Nature of Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Unproven Mineral Interests

	Balance November 30, 2007	2008 mineral interests additions	2008 exploration cost additions	2008 written off	Balance August 31, 2008
Doyle Lake	$ 3,835,843	$ -	$ 106,073	$(477,654)	$ 3,464,262
Fishback Lake	1,285,995	-	21,448	(80,763)	1,226,680
CH	7,580,214	-	128,804	-	7,709,018
Providence Greenstone Belt	1,131,239	66,429	2,929,775	-	4,127,443
McConnell Creek	1,595,040	-	740,950	-	2,335,990
	$ 15,428,331	**$ 66,429**	**$ 3,927,050**	**$(558,417)**	**$ 18,863,393**

2. Unproven Mineral Interests, continued

	Balance November 30, 2007	2008 Additions	2008 written off	Balance August 31, 2008
Unproven mineral interests	$ 579,921	$ 66,429	$ (15,096)	$ 631,254
Deferred exploration costs	14,848,410	3,927,050	(543,321)	18,232,139
	$ 15,428,331	**$ 3,993,479**	**$(558,417)**	**$ 18,863,393**

(a) Providence Greenstone Belt, Northwest Territories, Canada.

During the period, the Company staked an additional 76,020 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. These claims are pending acceptance from the Mining Recorder.

(b) Fishback Lake, Northwest Territories, Canada

Three claims were allowed to lapse during the period.

(c) Doyle Lake, Northwest Territories, Canada

The Company returned ten mining leases to Mountain Province Diamonds Inc., Camphor Ventures Inc. and De Beers Canada Inc.

Exploration costs incurred during the nine months ended:

	August 31, 2008	August 31, 2007
Chartered aircraft	$ 664,134	$ 5,225
Drilling and sampling	295,375	39,947
Land use permits and reclamation bonds	71,400	-
Licences, recording fees and lease payments	110,209	73,165
Project supplies	369,504	21,629
Salaries and wages	255,477	89,852
Surveying	1,386,620	-
Technical and professional services	685,983	98,941
Transportation	88,348	7,945
	$ 3,927,050	**$ $ 336,704**

3. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	# shares	$
Balance, November 30, 2007	**122,731,670**	**31,689,095**
Private placement - flow-through share agreements	18,118,000	4,529,500
Shares issued for cash	2,875,000	575,000
Share issuance costs	-	(355,418)
Shares issued as commission	190,000	46,000
Shares issued for services	247,355	45,000
Exercise of stock options	135,000	31,250
Exercise of warrants	310,000	49,000
Reallocation from contributed surplus on exercise of stock options	-	6,500
Less: Flow-through share renunciation	-	(1,404,145)
Balance, August 31, 2008	**144,607,025**	**35,211,782**

(c) During the period ended August 31, 2008:

(i) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests. The Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(ii) the Company completed a private placement of 2,060,000 flow-through shares at $0.25 per common share for gross proceeds of $515,000. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenses ("CEE") on the Company's Northwest Territories properties.

In addition the Company issued 2,875,000 units at $0.20 per unit for gross proceeds of $575,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.30 per common share during the first year and at $0.40 per common share during the second year. The Company paid cash finder's fees of $8,160 and issued 30,000 common shares (at a value of $6,000) on a portion of the proceeds;

(iii) the Company issued 247,355 common shares in payment of $45,000 owed pursuant to a financial advisory agreement;

3. Share Capital, continued

(c) During the period ended August 31, 2008:

(iv) the Company issued 135,000 common shares upon the exercise of stock options at $0.20 and $0.25 per common share for gross proceeds of $31,250. In addition 555,000 stock options expired unexercised; and

(v) the Company issued 310,000 common shares upon the exercise of warrants at $0.15 and $0.175 per common share for gross proceeds of $49,000.

(d) At August 31, 2008, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.175	Mar. 7, 2009
2,855,000	$0.30/$0.40	Aug. 13, 2010
20,000	$0.30/$0.40	Aug. 18, 2010
5,605,000		

Changes in warrants during the period ended August 31, 2008 are as follows:

	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	3,248,000	$0.16
Exercised	(310,000)	$0.16
Expired	(208,000)	$0.45
Issued	2,875,000	$0.30
Outstanding, end of period	5,605,000	$0.24

4. Stock Options

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

4. Stock Options, continued

During the period, the Company's Board of Directors approved and granted 4,292,500 stock options (August 31, 2007 – 3,835,000) to the directors, officers, employees and consultants. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. The options expire on May 1, 2013, May 23, 2013 and July 31, 2013. During the period, the Company recorded $703,037 (August 31, 2007 – $2,045,315) of stock-based compensation expense for the stock options granted.

Stock options outstanding as at August 31, 2008:

	Shares	Weighted Average Exercise Price
Options outstanding as at Nov. 30, 2007	7,420,833	$0.43
Exercised	(135,000)	$0.23
Expired	(555,000)	$0.27
Granted	4,292,500	$0.20
Options outstanding as at August 31, 2008	**11,023,333**	**$0.35**
August 31, 2008 options exercisable	11,023,333	$0.35
August 31, 2007 options exercisable	5,163,333	$0.26

	2008	2007
Weighted average remaining contractual life	3.64 years	3.11 years
Weighted average fair value of options granted during the period	$0.19	$0.63

5. Contributed Surplus

Contributed surplus for 2008 and 2007 is comprised of:

Balance, November 30, 2007 and 2006	**$ 3,125,977**	**$ 1,325,053**
Stock-based compensation on stock options	703,037	2,751
Stock options exercised	(6,500)	-
Fair value of warrants	-	316,818
Warrants exercised	-	(1,166)
Balance, August 31, 2008 and 2007	**$ 3,822,514**	**$1,643,456**

6. Other Tax Expense

During the period ended August 31, 2008, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December 2007 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2008) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate for the period ended August 31, 2008 has not been disclosed on the CRA website, therefore an estimate was made using the prescribed interest rate of 7% from December 2007. The tax expense will continue until all of the flow-through funds have been spent. At August 31, 2008 $814,747 remains unspent.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

As at August 31, 2008, the Company renounced $4,014,500 flow-through related resource expenditures to the investors. A further $515,000 of flow-through related resource expenditures will be renounced before December 31, 2008.

7. Related Party Transactions

During the nine months ended August 31, 2008, the Company was billed $74,769 (August 31, 2007 – $98,325) by a director for consulting fees and $32,731 (August 31, 2007 - nil) for technical and professional services. As at August 31, 2008, $45,166 was included in accounts payable (August 31, 2007 - nil).

8. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the nine months ended August 31, 2008 and August 31, 2007.

9. Commitment

(a) In 2006, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payments required under the agreement are:

Year	Minimum payment per year
2008	$63,248
2009	$37,184

10. Supplementary Cash flow Information

Non-cash operating, financing, and investing activities were conducted by the Company during fiscal periods ended August 31, 2008 and 2007 as follows:

	2008	2007
Operating activities		
Accounts payable for deferred exploration costs	$ 928,362	$ 393,303
Financing activities		
Issuance of common shares as finder's fee	$ 46,000	$ 4,221
Investing activities		
Accounts payable for deferred exploration costs	$ (928,362)	$ (393,303)
Other supplementary cash flow information:		
Cash paid for interest charges	$ 197	$ 989
Cash paid for income taxes	$ -	$ -

11. Comparative Figures

Certain 2007 figures have been reclassified to conform to the presentation used in the current period.

Exemption No. 82-1209

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 31, 2008

GGL DIAMOND CORP.

Management's Discussion and Analysis

FOR THE NINE MONTHS ENDED AUGUST 31, 2008; INFORMATION AS OF OCTOBER 24, 2008 UNLESS OTHERWISE STATED

The following discussion of the results of operations and financial condition of the Company for the third quarter ended August 31, 2008 should be read in conjunction with the consolidated financial statements for the periods ended August 31, 2008, May 31, 2008 and February 29, 2008, and the 2007 Annual Report (November 30, 2007 Consolidated Financial Statements and related notes). The information reported here includes events taking place subsequent to the end of the third quarter, up to and including October 24, 2008. Please refer to prior periods' management's discussion and analysis for more information.

DISCUSSION AND ANALYSIS

The current worldwide financial crisis is an unparalleled one for most of us. How long will it last, how bad will it get, and how will it affect GGL? These are questions that need to be addressed and in the context of GGL, we will provide an analysis of our past and future strategy.

But first let's examine the present and positive aspects of GGL's assets. The Company's land holdings are secure and will survive this global crisis. The exploration work completed and in progress will satisfy the assessment requirements for all of our key claim areas through 2010 and in most cases, well beyond that date. Claims that have not shown positive results may be relinquished, in order to spread work onto the promising claims.

Gold and VMS discoveries at PGB are ready for the next stage of exploration. Nickel remains a viable target on the PGB. The Company's key diamond assets are also secure. Exploration permits for our claims in the Northwest Territories are good for five years and we have two field exploration camps in place. The McConnell Property claims in British Columbia will be good for at least ten years, which provides time to explore new high-grade surface copper showings.

The Company has taken action to reduce expenditures and raise cash.

THE WORLD NEEDS METALS

Only 18 months ago, commodity prices were reaching all time highs and we were in a long-term "super cycle". What happened? Except for a few places like Canada, the world's financial institutions gambled on complex instruments known as derivatives to an extent that was beyond comprehension, bringing down a large part of the world's financial structure and with it, the trust and confidence that makes possible the daily workings of our financial industry and economic structure.

Trust and confidence first need to be restored; that process has begun, although we have a way to go yet. We are seeing stock prices fall for quality companies beyond historical evaluations and that too will stop.

But most importantly, the world cannot resume its economic progress without commodities -- metals included -- and the world's reserves of metals are not adequate to sustain growth. Commodity prices are going to go back up, perhaps in six months, perhaps in a year or two. Prices from 1984 to 2005 adjusted for inflation averaged $6.33/lb for nickel, $1.79/lb. for copper, $0.93/lb for zinc, and $0.47/lb for lead. Except for lead, all are now below these levels and for some producers, are below their costs of production. This has led to a decline in production that will add to the pressure for higher prices as we come out of this recession. The companies that produce these metals need to look for future reserves for the long term now.

A few mining companies have enough foresight to realize that the lead time to bring a mine into production requires a commitment in the down cycle or as early in the up cycle of metals as possible.

Canada's world position as a metal producer, except for nickel, has been steadily declining. Statistics provided in the recent publication of "Mineral Deposits of Canada" indicate an alarming decrease in reserves, particularly for gold and VMS deposits. To maintain the wealth provided to the Canadian economy by our natural mineral resources requires an immediate response to explore for new resources. The largest source of minerals has been the greenstone belts of Canada, but most of these have been exploited and explored to the point where new discoveries are few and far between. The future reserves are in the greenstone belts of the far north.

Finally, the following statistics are sobering: the G7 countries that comprise the world's great economies have a total population of 720 million people and among them, only Canada is a net exporter of metals. China with a population of 1,316 million people cannot supply its mineral needs.

GGL's past and present strategy

A short year and a half ago, as diamond exploration fell out of favor with investors, we shifted our exploration to nickel, based on government identification of komatiites, a rock type associated with nickel, and a field discovery of nickel by our exploration team while searching for diamonds.

The 2007 exploration year was devoted to locating and verifying that the chemistry of the komatiites was indeed favorable for nickel deposits. During this search it became apparent, both by geophysics and surface exposures, that the area contained extensive deposits of sulfides associated with soil samples anomalous in copper, zinc, and silver.

The exploration crews examined as many areas as possible that year based on airborne geophysics previously flown for diamond exploration. The outcome was the discovery of VMS (volcanogenic massive sulfide) potential. In effect, this was a rediscovery, since some of the largest mining companies had sent crews into the area during the last high price metal cycle in the 1960-70s. It was at this time that Izok Lake was discovered and in 2005, this VMS deposit was valued at $4.9 billion.

Also in 2007, a sample taken from a small rock exposure in an area defined by a moderate EM anomaly returned a very positive result of 0.62 oz/ton gold.

Although the Company had staked a large area in the spring of 2007, it became clear that the greenstone belt, which we called the Providence Greenstone Belt (PGB), had good potential for nickel, gold and VMS deposits and that more staking was in order.

The subsequent acquisition of additional land proved to be a sound move as this year's exploration has identified a number of areas over the full 120 km length of the claim area that require additional exploration.

2008 EXPLORATION

During the winter of 2008, Geotech Ltd. completed a VTEM (Versatile time-domain electromagnetics (EM) and magnetic survey), flying a total of 8,701 km over GGL's PGB claims. Geotech was contracted to provide both their off-time and B-field data to allow the best possible mapping of targets of high conductance.

High conductance targets are often associated with nickel deposits and on this basis, together with geology when surface exposures were available, targets were selected for diamond drilling.

The most compelling of these targets was designated as "61W" and became a high priority for the drill program. The first drill hole intersected 20.61 m of pyrrhotite mineralization in bands containing 5% to 70% sulfides. Five drill holes were completed in area 61W. All but one intersected sulfides in sufficient volume to explain the high conductance anomalies. Unfortunately, the mineralization was in metasediments away from the komatiite rocks and from the geochemical signature, is more apt to be related to distant VMS style sulfides than to nickel.

The second nickel target to be drilled was designated Area 18. Here four holes were planned but only three were completed due to mechanical problems with the drill. The last of these holes proved the most promising as the sulfides included minor amounts of the copper mineral chalcopyrite along with pyrrhotite and pyrite within the volcanics. The geology of the section drilled is encouraging and the area will be considered for further drilling.

Due to many mechanical problems and in part to downtime caused by severe weather conditions, the drill program proved extremely costly on a footage drilled basis. Neither the contractor nor we were pleased with the outcome, but it is part of the hazards associated with exploration.

Many targets remain along the extensive komatiite trends on the PGB property and sampling continued in order to locate geochemically favorable areas for nickel. One such area was a small outcrop of komatiite pyroxenite in a swamp, with identified sulfides of pyrrhotite, chalcopyrite and pyrite. A recently received assay from a sample taken here returned 0.33% Ni, 0.27% Cu, 0.211ppm Pd, and 0.145ppm Pt. This is the type of favorable geochemical signature we look for.

The gold and VMS 2008 exploration program was contracted out to Aurora Geosciences Ltd. ("Aurora") of Yellowknife. Aurora's geological consultants have many years of experience working on the Slave Craton and are familiar with both the geology and mineralization of the area. We were fortunate to have their expertise on this project.

During the 2008 field program, nine diamond drill holes for a total drill length of 1,358.91 meters (4,458 feet) were drilled; 114 target areas were visited and 1,165 samples were taken.

Now that the field season is over, we are in the process of compiling the data into the final geological reports from which the recommendations for the next exploration program will be made,

At the time of this writing, we have not yet received all of the assay results and we are continuing to compile and analyze the results.

Some of the more significant assay results received to date include the following areas:

GOLD

- Area 35 (1004): discovered last year by a sample that assayed 0.62 oz/ton Au. This year, a second sample 300 m further along the zone assayed 0.87 oz/ton Au. The available outcrop has been mapped and sampled by Aurora and the report is pending.

- Area 8 (1518): this fall, an assay result of 1.33 oz/ton Au was returned from a sample in this area. A preliminary program of mapping and sampling was partially completed before snow covered the ground.

ZINC

A sample taken from a boulder assayed 25.0% Zn. The boulder was traced to its source at the edge of a swamp.

VMS

The most advanced of the potential VMS deposits "ATA 1000" is a moderately well-exposed mineral zone previously tested by shallow drill holes in the 1960s. The recent VTEM geophysical survey indicates the potential for mineralization below the shallow drill holes. Samples taken this year from various locations along the weathered and gossanous outcrop reported values of 4.46% Cu and 1.15 oz/ton Ag; 2.64% Cu, 5.45% Zn and 1.2 oz/ton Ag; 5.15% Cu and 1.68% Zn. This is a large area of mineralization with size potential and will require a drill program to delineate it.

These are only four of the many areas visited and selected for additional work. We are in the process of compiling data and reporting for these areas.

Future exploration

Since the greenstone belt discovery in the spring of 2007, the Company has spent a total of five months of snow-free exploration and in that short time, has made significant progress in defining the potential for nickel, gold, and VMS within the PGB. The next phase of exploration can start as an advanced stage of exploration on the gold and VMS targets, while we continue to evaluate the nickel potential of the komatiite zones. With defined targets, exploration during the winter is possible.

The precise nature of the programs will await the recommendations of our geologists and consultants once they have completed their reports.

Diamonds

The Company's key 100%-owned diamond assets are secure. The Company also retains its 40% interest in the De Beers JV on the Doyle property.

We are active in the pursuit of partners to continue exploration.

McConnell Creek Copper-Gold Property, British Columbia, Canada

Aurora Geosciences Ltd. of Whitehorse was contracted to conduct exploration on the property. They erected a camp and cut 87.95 km of lines and completed 67.3 km of IP (Induced Polarization) ground geophysical surveys. Under their supervision, three diamond drill holes were completed for a total of 1,073 meters. Two other drill holes were attempted, but were lost in overburden.

The program was planned to proceed from camp construction to line cutting to IP surveys to preliminary IP results and then on to drilling on the basis of the results.

All of this was predicated on receiving our work and drill permits from the BC Government in a timely manner. This did not happen as planned. Last minute changes, delays and requirements by the various government departments led not only to cost overruns, but also delays in implementing the program, so that it was only partially completed before winter set in.

One hole was drilled in the MC copper showing area located in the southeast section of the claims and averaged 0.384% Cu over 4.45 metres near the top of the hole. Two attempts to drill known high grade surface copper showings failed due to overburden problems. Furthermore, we were unable to move the drill to suitable locations due to restrictions within the drill permit. These restrictions also prevented the testing of a series of parallel quartz with chalcopyrite veins each 15 to 20 cm wide, two of which assayed 6% and 7% Cu respectively.

Two drill holes in the north central area of the claims tested the south and north edge of an IP conductor. Again, drill permit restrictions did not allow us to prepare new drill sites, which would have allowed crews to test the central part of the zone over a soil anomaly with high copper values.

Disseminated pyrite was reported from the two drill holes with some geochemically anomalous copper and gold values.

The highlight of the exploration year was the discovery of a new copper showing containing bornite and chalcocite in a feldspar porphyry. The showing was located by GGL geologist Geoff Owen in a steep canyon in the central part of the claim group. This is the first report of the highly desirable copper minerals in this area and is an important discovery. A sample from the outcrop assayed 4.79% Cu, 0.695 g/t of Au, and 37 g/t Ag.

Risk Factors

Please refer to the Management's Discussion and Analysis report for the year ended November 30, 2007 for a complete discussion of the risk factors.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at August 31, 2008, the Company's deficit was $18,696,208.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the period December 1, 2007 to October 24, 2008, the per share price of the Company's shares fluctuated from a high of $0.27 to a low of $0.035. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at October 24, 2008, there were 11,023,333 stock options and 5,605,000 warrants outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors. Please see the Subsequent Events section for updated share data and breakdown by expiry date.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period ended August 31, 2008, the Company's Board of Directors approved and granted 4,292,500 stock options (August 31, 2007 – 3,835,000) to the directors, officers, employees and consultants. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. The options expire on May 1, 2013, May 23, 2013 and July 31, 2013. During the period the Company recorded $703,037 (August 31, 2007 – $2,054,315) of stock-based compensation expense for the stock options granted.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.ggldiamond.ca.

Overall performance/results of operations

As at August 31, 2008, the Company had incurred exploration costs on mineral properties of $3,927,050 (chartered aircraft $664,134; drilling and sampling $295,375; licences, recording fees and lease payments $110,209; salaries and wages $255,477; technical and professional services $685,983; transportation $88,348; surveying $1,386,620; land use permits and reclamation bonds $71,400 and project supplies of $369,504). Exploration costs for the period ended August 31, 2008 are higher than 2007 by $3,590,346, an increase of 1066%. Exploration costs were higher in 2008 than 2007 for all categories of expenditures. Due to a large financing of flow-through funds that was completed in December 2007, the Company was able to set a higher budget for exploration this year. In 2007, the Company had to pay off debts that were outstanding from 2006 and therefore less funds were available for exploration.

On a per project basis, the Company spent the $3,927,050 of exploration costs as follows: $128,804 on the CH project, $106,073 on the Doyle Lake project, $740,950 on the McConnell Creek project, $21,448 on the Fishback Lake Property and $2,929,775 on the Providence Greenstone Belt.

The Company reported a net loss of $488,609 for the period ended August 31, 2008 compared to a net loss of $2,881,451 for the period ended August 31, 2007. General administration and exploration expenses for the period ended August 31, 2008 were $1,327,422 compared to $2,975,461 for the period ended August 31, 2007 (a decrease of 55% from 2007 to 2008). The decrease in expenses was primarily due to a decrease in stock-based compensation (2008 - $703,037; 2007 - $2,054,315), corporate relations (2008 - $7,877; 2007 - $53,144), legal and audit (2008 - $32,616; 2007 - $210,877), travel (2008 - $4,820; 2007 - $19,541) and shareholders' meetings and reports (2008 - $32,492; 2007 - $130,365). Corporate relations and legal and audit fees both decreased for the period compared to the same prior year period. The investor relations contract ended in late 2007 and was not replaced. Legal and audit costs were higher for 2007 due to the low estimate of audit fees at November 30, 2006 for the auditors who were new that year and legal costs relating to a financing that was not completed. At year end November 30, 2007, the Company was able to more accurately estimate the audit fee. Higher shareholders' meetings costs for 2007 were due to the hiring of a proxy solicitation firm to help bring in more proxies for the annual general meeting. In 2008, the Company did the soliciting in house.

The revenue for the periods ended August 31, 2008 and August 31, 2007 were from interest income of $61,867 and $30,777, respectively.

Acquisition and Disposition of Resource Properties and Write offs

The Company acquired 100% interest in 36 claims by staking 76,020 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization.

The Company allowed three Fishback Lake claims to lapse during the period.

The Company returned ten mining leases relating to Doyle Lake to Mountain Province Diamonds Inc., Camphor Ventures Inc. and De Beers Canada Inc.

Related Party Transactions

During the nine months ended August 31, 2008, the Company was billed $74,769 (August 31, 2007 – $98,325) by a director for consulting fees and $32,731 (August 31, 2007 - nil) for technical and professional services. As at August 31, 2008, $45,166 was included in accounts payable (August 31, 2007 - nil).

Commitments

In 2006, the Company entered into an operating lease agreement with respect to its office premises and additional space in Vancouver until June 30, 2009. Minimum payments of $63,248 and $37,184 are required in the years 2008 and 2009, respectively, under the agreement.

The Company paid off its mortgage loan on its Yellowknife house during the period.

Critical Accounting Policies

No new accounting policies were introduced in 2008.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with August 31, 2008. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	Aug 31, 2008[1] ($)	May 31, 2008 ($)	February 29, 2008[2] ($)	November 30, 2007 ($)	August 31, 2007 ($)	May 31, 2007 ($)	February 28, 2007 ($)	November 30, 2006 ($)
Total Revenues	8,440	21,144	32,283	23,805	15,893	12,358	2,526	7,726
Net Income (Loss)[3]	359,815	(1,463,445)	615,021	(374,273)	(1,923,243)	(868,387)	(89,821)	(329,426)
Net income (loss) per share[3]	0.003	(0.011)	0.005	(0.003)	(0.016)	(0.008)	(0.001)	(0.005)

Note:

(1) The Net Income number is not actual income, but due to the recording of a large future income tax recovery number based on flow-through funds raised in July 2008. Before adding the future income tax recovery number, there is a loss of $180,967.

(2) The Net Income number is not actual income, but due to the recording of a large future income tax recovery number based on flow-through funds raised in December 2007. Before adding the future income tax recovery number, there is a loss of $244,190.

(3) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2006, 2007 or 2008. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are usually written off in the third and fourth quarters

and increase the Net Loss. In the second quarter of 2008, the Company allowed some claims to lapse and returned some mining leases (see Acquisition and Disposition of Resource Properties). The exploration costs spent on these claims and mining leases have been written off as at August 31, 2008.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. While the Company has financial resources at present, there is no assurance that additional funding will be available to allow the Company to continue to fully explore its existing properties. Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had working capital at August 31, 2008, of $1,033,679 and $728,793 as at November 30, 2007. The Company's current assets exceeded its current liabilities at period end due to the private placement which was completed in July 2008. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at August 31, 2008, the Company has no long term debt (November 30, 2007 - $10,705 mortgage loan) outstanding.

For the nine months ended August 31, 2008, the Company recorded negative cash flow of $573,750 (2007 - $850,545) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from a decrease in administration costs such as corporate relations, legal and audit, shareholders' meetings and reports, travel and stock-based compensation. (See Overall performance/results of operations for further information.)

The Company's cash position as at August 31, 2008 was $1,199,944 (November 30, 2007 - $745,148). The increase in cash position compared to November 30, 2007 was due principally to funds received from the flow-through private placement completed in July 2008. See Note 3 Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended August 31, 2008:

(a) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests. The

Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(b) the Company completed a private placement of 2,060,000 flow-through shares at $0.25 per common share for gross proceeds of $515,000. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenses ("CEE") on the Company's Northwest Territories properties.

In addition the Company issued 2,875,000 units at $0.20 per unit for gross proceeds of $575,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.30 per common share during the first year and at $0.40 per common share during the second year. The Company paid cash finder's fees and commission of $8,160 and issued 30,000 common shares (at a value of $6,000) on a portion of the proceeds;

(c) the Company issued 247,355 common shares in payment of $45,000 owed pursuant to a financial advisory agreement;

(d) the Company issued 135,000 common shares upon the exercise of stock options at $0.20 and $0.25 per common share for gross proceeds of $31,250. In addition 555,000 stock options expired unexercised; and

(e) the Company issued 310,000 common shares upon the exercise of warrants at $0.15 and $0.175 per common share for gross proceeds of $49,000.

At August 31, 2008, the Company has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.175	March 7, 2009
2,855,000	$030/$0.40	August 13, 2010
20,000	$030/$0.40	August 13, 2010
5,605,000		

See Notes 3 to 5 of the Consolidated Financial Statements for August 31, 2008.

Subsequent Events

Outstanding Share data as at October 24, 2008:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	144,607,025

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	325,000	$0.26	Jan. 15, 2009
Options	310,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	75,833	$0.20	Aug. 15, 2011
Options	960,000	$0.63	May 1, 2012
Options	2,875,000	$0.56	July 31, 2012
Options	817,500	$0.20	May 1, 2013
Options	3,450,000	$0.20	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Total	**11,023,333**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	2,400,000	$0.175	Dec. 21, 2008
Warrants	100,000	$0.25	Jan. 3, 2009
Warrants	230,000	$0.175	March 7, 2009
Warrants	2,855,000	$0.30/$0.40	August 13, 2010
Warrants	20,000	$0.30/$0.40	August 18, 2010
Total	**5,605,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.ca. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration

successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

Exemption No. 82-1209

RECEIVED

2008 NOV 17 A 11:27

Form 52-109F2 CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, RAYMOND A. HRKAC, *President and CEO of GGL DIAMOND CORP.*, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of GGL Diamond Corp. (the issuer) for the interim period ending August 31, 2008.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 30, 2008

Raymond A. Hrkac
President and CEO
GGL Diamond Corp.

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109F2 CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, NICK DEMARE, *CFO of GGL DIAMOND CORP.*, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together the interim filings) of GGL Diamond Corp. (the issuer) for the interim period ending August 31, 2008.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 30, 2008

Nick DeMare

Nick DeMare
CFO
GGL Diamond Corp.

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

GGL DIAMOND CORP.

__NEWS RELEASE__

October 7, 2008

Field season ends with new discoveries on PGB (NT)

Vancouver, British Columbia -- Ray Hrkac, CEO, GGL Diamond Corp. (TSXV: GGL) ("**GGL**"), is pleased to provide a preliminary report on the season's exploration activities on GGL's 100%-owned claims on the **Providence Greenstone Belt (PGB)** in the Northwest Territories (NT) and at McConnell Creek, British Columbia. The field season at both locations ended during the third week of September.

Providence Greenstone Belt

In addition to the drilling which took place in late August and September, GGL carried out prospecting and mapping for two months on the PGB, documenting at least 100 VTEM airborne targets for geology, alteration, mineralization and setting.

Positive results from the season's efforts have located new gold and volcanogenic massive sulfide (VMS) prospects on our PGB claim group. In addition, we made good progress in further defining the geology of this large property, which now comprises 426,104.88 acres over a north-sound length of 120 km. We look forward to planning the next steps in determining the potential for gold mineralization associated with both iron formation and major structural shear zones, plus the potential for magmatic nickel deposits and for polymetallic VMS (copper, zinc, lead, silver and gold) deposits.

The Company will provide a more detailed report when all data and assays are received, compiled, and analyzed.

Two of the prospective nickel targets on the PGB were tested by a total of nine holes drilled in the two locations. Due to a series of unfortunate mechanical breakdowns, compounded by some difficult weather conditions, only one-third of the planned drilling was completed.

Based on preliminary results, the drill program confirmed VTEM conductors delineated by the airborne geophysical survey were indeed caused by highly conductive sulfide minerals. This knowledge will help our future exploration efforts.

Pyrrhotite mineralization principally, but also subordinate pyrite, was intersected in six of the nine drill holes over apparent true widths of between one and 13 metres. The sulfides in the zones are present as bands of massive, disseminated or stringer mineralization. Some of these zones appear more representative of volcanogenic distal exhalite sequences, rather than magmatic sulfide sequences.

The independent Qualified Persons for the Company for the PGB project include N.C. Carter, PhD., P.Eng., Consulting Geologist, plus Qualified Persons from the consulting firm of Aurora Geosciences Ltd. (Gary Vivian, M.Sc., P.Geol., President).

McConnell Creek, BC copper-gold project

At GGL's prospective copper-gold property at **McConnell Creek** in north central British Columbia, the Company has also completed its field work, including diamond drilling, and will report on progress there when all results are received, compiled and analyzed.

.../2

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein at GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca

For more information, please check our web site at www.ggldiamond.ca. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

END